Exhibit 12(a)

Ratio of Earnings to Fixed Charges

Union Pacific Corporation and Subsidiary Companies

(Unaudited)

	Three Months Ended September 30,
Millions of Dollars, Except for Ratios	2006	2005
Earnings:
Net income	$ 420	$ 369
Equity earnings net of distributions	(19)	(21)
Total earnings	401	348
Income taxes	235	30
Fixed charges:
Interest expense including amortization of debt discount	119	124
Portion of rentals representing an interest factor	62	59
Total fixed charges	181	183
Earnings available for fixed charges	$ 817	$ 561
Ratio of earnings to fixed charges	4.5	3.1